SCHEDULE 13G
Bear Stearns Cos. Inc.
Common Stock $1 par value


Cusip # 073-902-10-8

Item 1:  Reporting Person - Tiger
Management L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  3,569,300
Item 7:  -0-
Item 8:  3,569,300
Item 9:  3,569,300
Item 11: 3.0%
Item 12: IA



Cusip #: 073-902-10-8
Item 1:  Reporting Person - Tiger
Performance L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6:  2,927,100
Item 7:  -0-
Item 8:  2,927,100
Item 9:  2,927,100
Item 11: 2.5%
Item 12: IA



Cusip Number: 073-902-10-8
Item 1:  Reporting Person - Julian
H. Robertson, Jr.
Item 4:  U.S
Item 5:  -0-
Item 6:  6,496,400
Item 7:  -0-
Item 8:  6,496,400
Item 9:  6,496,400
Item 11: 5.5%
Item 12: IN


Item 1(a) Bear Stearns & Co.

Item 1(b) 245 Park Avenue, New
York, N.Y. 10167

Item 2(a) This statement is filed
on behalf of Tiger Management
L.L.C.("TMLLC") and Tiger
Performance L.L.C. ("TPLLC").


Julian H. Robertson, Jr. is the
ultimate controlling person of
TMLLC and TPLLC.


Item 2(b) The address of each
reporting person is 101 Park
Avenue, New York, NY  10178


Item 2(c) Incorporated by reference
to item (4) of
the cover page pertaining to each
reporting person.


Item 2(d) Common Stock $1 par value


Item 2(e) 073-902-10-8


Item 3 TMLLC and TPLLC are
investment advisers registered
under Section 203 of the Investment
Advisers Act of 1940.


Item 4 Ownership as of  December
31, 1997 is incorporated by
reference to items (5) - (9) and
(11) of the cover page pertaining
to each reporting person.

Item 5 Not applicable

Item 6 Not applicable

Item 7 Not applicable

Item 8 Not applicable

Item 9 Not applicable

Item 10 By signing below, I certify
that, to the best of my knowledge
and belief, the securities referred
to above were acquired in the
ordinary course of business and
were not acquired for the purpose
of and do not have the effect of
changing or influencing the control
of the issuer of such securities
and were not acquired in connection
with or as a participant in any
transaction having such purpose or
effect.


After reasonable inquiry and to the
best of my knowledge and belief, I
certify that the information set
forth in this statement is true,
complete and correct.


February 13, 1998


TIGER MANAGEMENT L.L.C.


/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.
By:  /s/  Nolan Altman
Under Power of Attorney dated
1/27/95
On File with Schedule 13G for
Kohl's Corp. 2/7/95

AGREEMENT

The undersigned agree that this
Schedule 13G dated February 13,
1998 relating to shares of common
stock of Bear Stearns & Co. shall
be filed on behalf of each of the
undersigned.

TIGER MANAGEMENT L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

TIGER PERFORMANCE L.L.C.

/s/  Nolan Altman,
Chief Financial Officer

JULIAN H. ROBERTSON, JR.
By:  /s/ Nolan Altman Under Power
of Attorney dated 1/27/95
On File with Schedule 13G for

Kohl's Corp. 2/7/95